FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* McMillan C. Steven	2. Issuer Name and Ticker or Trading Symbol Monsanto Company (MON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Three First National Plaza, Suite 4700 70 W. Madison Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year September 19, 2002
(Street) Chicago , IL 60602		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	09/19/02		A(1)		207	A	$16.08	14,214(2)	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)	$20.00							(3)	10/16/10	Common Stock	10,000		10,000	D
Performance Rights	1-for-1							(4)	(5)	Common Stock	648		10,648	D

Explanation of Responses:

(1) Represents shares of deferred common stock deliverable upon termination as a director under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan. Shares of deferred stock are credited in the form of hypothetical shares to a stock unit account in installments on the last day of each plan month during the director's term and for the payment of dividends. Shares of deferred stock not credited to the stock unit account because of termination as a director before the end of the director's term are forfeited.
(2) Includes 6,601 shares of deferred common stock deliverable under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan; 113 shares of common stock issued as dividends with respect to such deferred shares and 7,500 shares of common stock owned directly by the Reporting Person.
(3) 50% of shares became exercisable on March 15, 2002 and 50% of shares become exercisable on March 15, 2003, subject to the terms of the Monsanto 2000 Management Incentive Plan.
(4) Represents shares purchased in the open market by Pharmacia Corporation and distributed to the Reporting Person as part of such individual's compensation as a director of Pharmacia Corporation. The fair market value of the shares held in trust is to be paid in the form of Pharmacia Corporation common stock to the Reporting Person upon the earlier of the Reporting Person's death or retirement as a director of Pharmacia Corporation.
(5) Represents shares purchased in the open market by Pharmacia Corporation and distributed to the Reporting Person as part of such individual's compensation as a director of Pharmacia Corporation. The fair market value of the shares held in trust is to be paid in the form of Pharmacia Corporation common stock to the Reporting Person upon the earlier of the Reporting Person's death or retirement as a director of Pharmacia Corporation.
(6) Michael D. Bryan, attorney-in-fact for C. Steven McMillan pursuant to a Power of Attorney previously filed.

By: /s/ Michael D. Bryan(6) **Signature of Reporting Person	09/23/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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